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Re:               Cubic Corporation File No. 001-08931

SEC comment letter dated August 5, 2015

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed November 26, 2014 (Form 10-K)

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Filed May 18, 2015 (Form 10-Q)

Dear Mr. Cascio:

On behalf of Cubic Corporation (Cubic or Company), this letter is in response to comments of the staff of the U.S. Securities and Exchange Commission (the Staff) set forth in your letter dated August 5, 2015, relating to the above-referenced Form 10-K and Form 10-Q.

Set forth in italicized print below are the Staff’s comments, as presented in your letter, followed by the Company’s responses.

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Item 1.  Condensed Consolidated Financial Statements

Note 1.  Basis of Presentation, page 7

1.              SEC Comment: We reference the discussion of the errors identified related to revenue recognition and other matters which are reflected in the financial statements for the quarter ended December 31, 2014.  Please help us understand your materiality determination by responding to the following comments:

•                  Please provide us with your analysis of the errors under SAB No. 99 and SAB No. 108.  Describe the qualitative and the quantitative factors you considered in assessing materiality.

•                  Please further explain how and when management identified the issue which led to the investigation by the company’s audit committee related to the application of the percentage of completion method.  Please also clarify the statement that total estimated costs of certain Cubic Defense Systems segment contracts were inappropriately reduced during its accounting close.

•                  Regarding the immaterial errors, please provide us with an analysis on a gross basis of each error identified.  Please discuss the nature of each error, how and by whom each error was identified and the originating period of each error, as applicable.

Cubic Response:

Prior to the filing of Cubic’s Form 10-Q for the quarter ended December 31, 2014 (filed May 18, 2015), management assessed, documented, and concluded on the errors identified and disclosed in its Form 10-Q and performed a qualitative and quantitative materiality assessment for those errors in accordance with SAB No. 99 and SAB No. 108.  The Company’s responses to the Staff’s comments are largely comprised of summaries of and excerpts from the Company’s previously documented assessments.

Identification of Audit Committee Investigation Issue

During the preparation of Cubic’s Form 10-Q for the quarter ended December 31, 2014, the Company’s Corporate Technical Accounting Group was performing its quarterly revenue recognition internal control review procedures.  As part of these procedures, the Corporate Technical Accounting Group reviews significant and unusual new contracts, changes in contract value, changes in estimated costs to complete contracts, fluctuations in quarterly project revenues and costs, and other similar metrics.  In connection with the review of a fluctuation in the estimated costs to complete a contract in its Cubic Global Defense Systems business segment (CGD Systems), on or about January 20, 2015, the Corporate Technical Accounting Group was provided a copy of an e-mail sent by the former CGD Systems’ Controller and Vice President of Financial Operations to other CGD Systems employees and CGD Systems management, that suggested a possible change in the estimated costs to complete for that contract.  The e-mail also included discussion of other projects where estimated costs to complete might be reduced in order to make up for a shortfall in expected operating income identified during CGD Systems management’s review of its preliminary financial statements related to the September 30, 2014 close period.  After receiving a copy of this email, due to concerns that accounting estimates might have been changed inappropriately in order to make up for a shortfall in expected operating income, the Corporate Technical Accounting Group elevated the email to the Vice President of Accounting and Assistant Corporate Controller and to the Senior Vice President and Corporate Controller, (members of Corporate management) who then notified Cubic’s General Counsel, Cubic’s Executive Vice President and CFO, Cubic’s President and CEO, Cubic’s Audit Committee Chair, and Cubic’s independent auditors, Ernst & Young LLP (EY).  The elevation through Corporate management occurred during the week of January 19, 2015.  On January 27, the Audit Committee contacted Latham & Watkins LLP, who along with outside forensic accountants, Deloitte FAS, LLP, were engaged by the Audit Committee to launch an investigation into this matter. The investigation included reviews of tens of thousands of emails and related documentation sent during 2015, 2014, 2013 and 2012 and interviews with finance and operations management and employees of Cubic and its subsidiaries, including subsidiaries that comprise CGD Systems.

As a result of the investigation, the Audit Committee and Corporate accounting management together determined that as of September 30, 2014, the estimated costs at completion of certain CGD Systems contracts accounted for under the percentage of completion revenue recognition method were reduced by members of CGD Systems during the accounting close for the year ended September 30, 2014. The Audit Committee and Corporate accounting management determined that unless there was clear evidence that the change was appropriate, such as contemporaneous documentation that clearly supported these changes, the reduction in the estimated costs to complete was inappropriate and was enacted by CGD Systems personnel in order to make up for a shortfall of operating income in CGD Systems’ preliminary financial statement as compared to internal budgeted targets.  These inappropriate changes in estimated costs to complete the contracts resulted in an overstatement of CGD Systems sales and operating income for the quarter and year ended September 30, 2014 of approximately $747,000.  The investigation found no other instances of accounting errors caused by an inappropriate reduction of estimates to complete in any annual or quarterly period during the three years ended September 30, 2014 or in the quarter ended December 31, 2014 nor did they find any instances of inappropriate reductions of estimates to complete in any of the Company’s business segments other than CGD Systems.

Other Immaterial Errors

During the Company’s close process for the year ended September 30, 2014 and for the quarters ended December 31, 2014 and March 31, 2015, the following other immaterial errors were identified:

Accrued Payroll Liability Adjustment

As part of the September 30, 2014 annual audit performed by EY, EY identified that accrued payroll at the Company’s Cubic Transportation Systems London subsidiary (CTSL) was overstated at September 30, 2014 by $876,000.  CTSL management determined that accrued payroll was double accrued during each employee’s first pay period with CTSL through both a system accrual and a manual timecard entry.  This resulted in double counting the labor expense for each new employee’s first pay period.

Management determined that the accumulated difference was not material to the consolidated financial statements and chose not to correct the error in the financial statements in the September 30, 2014 Form 10-K.  This error was corrected in the quarter ended December 31, 2014 (Q1 2015) by recording a reduction of the liability and contra labor expense in the amount of the overstatement of the liability.

The impact to compensation expense for each fiscal period was as follows (on a rollover basis):

	FY11 and prior	FY12	FY13	FY14	Q1 2015
(Overstatement)/Understatement of Compensation Expense	(760,000)	(74,000)	(57,000)	15,000	876,000

Review of Subsequent Disbursements

As part of Cubic’s quarterly financial statement close process, a review of subsequent disbursements is performed by the Corporate accounting team through the SEC filing date.  The Corporate accounting team reviews all disbursements over a specified threshold and investigates to determine if they were properly accrued as of the quarter end.  Any disbursements improperly not accrued subsequent to the quarter end are tracked and documented for materiality considerations.  During the September 30, 2014 close period, the Corporate accounting team identified various amounts of unrecorded liabilities resulting in $600,000 of additional expense related to the quarter ended September 30, 2014.

Management determined that the difference was not material to the consolidated financial statements and chose not to correct the errors in the financial statements in the Form 10-K.  Due to the timing of the financial statement close process, management determined that it was acceptable to carry the difference on the Company’s September 30, 2014 Summary of Passed Adjustments.  These errors were corrected in the first quarter of fiscal 2015.

The impact to expense for each fiscal period was as follows (on a rollover basis):

	FY11 and prior	FY12	FY13	FY14	Q1 2015
(Overstatement)/Understatement of COGS/G&A Expense	—	—	—	600,000	(600,000)

Capitalized G&A Expense in Inventory

As part of the Company’s internal control procedures, the Corporate accounting team reviews inventory balances and quarterly fluctuations in inventory balances with segment personnel.  During this review for Cubic’s March 31, 2015 close process, the Company identified that certain CTSL inventory balances inappropriately included capitalized general and administrative expenses.

Cubic’s accounting policy is to expense G&A costs as incurred on all non-US Federal Government contracts as these costs are not considered contract costs for non-US Federal Government customers.  As CTSL does not have any contracts with the US Federal Government, G&A costs should be expensed as incurred for all of CTSL’s projects.  This error was corrected in Cubic’s Form 10-Q for the December 31, 2014 quarterly period.

The impact to G&A expense for each fiscal period was as follows (on a rollover basis):

	FY11 and prior	FY12	FY13	FY14	Q1 2015
(Overstatement)/Understatement of G&A Expense	893,000	(440,000)	183,000	449,000	(1,085,000)

Overstatement of Revenue on a Single Contract

During the financial close process for Cubic’s March 31, 2015 quarterly period, the Corporate accounting team reviewed aged receivables as part of its quarterly revenue review procedures of large accounts receivable balances or large fluctuations in these balances.  The Company became aware that on a specific contract, the customer had been inquiring about certain components of the amounts billed to the customer during FY2014 and as a result had not paid the outstanding amounts.  In reviewing the contract terms, it was determined that these components of the invoiced amounts were not explicitly supported by the contract language and thus revenue should not have been recognized until and unless the customer were to agree with the Company’s interpretation of the contract language related to these billed amounts.

As a result of this error, revenue and accounts receivable were overstated by $527,000 at September 30, 2014.  This error was corrected in Cubic’s Form 10-Q for the December 31, 2014 quarterly period.

The impact to revenue for each fiscal period was as follows (on a rollover basis):

	FY11 and prior	FY12	FY13	FY14	Q1 2015
Overstatement/(Understatement) of Revenue	—	—	—	527,000	(527,000)

Qualitative and Quantitative Error Assessment

In evaluating the errors identified above related to the Audit Committee Investigation as well as the other immaterial errors described above, Cubic referred to the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 99, including SAB Topic 1.M, which provides guidance on the assessment of materiality and states that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” The Company also referred to SAB 108 for guidance on considering the effects of prior year misstatements when quantifying misstatements in current year financial statements and the assessment of materiality. SAB 108 also references the Financial Accounting Standards Board (FASB) Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, which indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

In connection with this guidance, Cubic’s analysis of the materiality of the identified errors was performed by reviewing both quantitative and qualitative factors.

Quantitative Analysis

Below is a summary of the quantitative errors in Cubic’s Statements of Income (rollover basis) by fiscal year and for the quarter ended December 31, 2014 (Q1 FY2015), the quarter in which the errors were corrected.

Rollover Analysis

	FY11 and prior	FY12	FY13	FY14	Q1 2015
Overstatement/(understatement) of revenue from Audit Committee Investigation matter	—	—	—	747,000	(747,000)
(Overstatement)/understatement of compensation expense related to accrued payroll error	(760,000)	(74,000)	(57,000)	15,000	876,000
(Overstatement)/understatement of COGS/G&A expense identified during our review of subsequent disbursements	—	—	—	600,000	(600,000)
(Overstatement)/understatement of G&A expense related to capitalized G&A expense in inventory	893,000	(440,000)	183,000	449,000	(1,085,000)
Overstatement/(understatement) of revenue on a single contract	—	—	—	517,000	(517,000)

Cumulative impact on pre-tax income	133,000	(514,000)	126,000	2,328,000	(2,073,000)

The impact of the errors on the September 30, 2011 Balance Sheet are as follows (thousands):

	As Reported	If Corrected	Error $	Error %
Balance Sheet
Current assets	673,308	672,451	(857)	-0.1%
Total assets	963,650	962,793	(857)	-0.1%
Current liabilities	303,320	302,560	(760)	-0.3%
Total liabilities	383,276	382,516	(760)	-0.2%
Retained earnings	630,323	630,226	(97)	0.0%

The impact of the errors on the September 30, 2012 Balance Sheet and Statement of Income (rollover method) are as follows (thousands):

	As Reported	If Corrected	Error $	Error %
Balance Sheet
Current assets	701,111	700,658	(453)	-0.1%
Total assets	1,014,550	1,014,097	(453)	0.0%
Current liabilities	263,099	262,265	(834)	-0.3%
Total liabilities	337,428	336,594	(834)	-0.2%
Statement of Income
Net sales	1,404,084	1,404,084	—	0.0%
Pre-tax income	137,963	138,477	514	0.4%
Net income	97,427	97,813	386	0.4%
Diluted net income per share	3.64	3.66	0.02	0.5%

The impact of the errors on the September 30, 2013 Balance Sheet and Statement of Income (rollover method) are as follows (thousands):

	As Reported	If Corrected	Error $	Error %
Balance Sheet
Current assets	742,599	741,963	(636)	-0.1%
Total assets	1,109,618	1,108,982	(636)	-0.1%
Current liabilities	247,158	246,267	(891)	-0.4%
Total liabilities	392,538	391,647	(891)	-0.2%
Statement of Income
Net sales	1,361,407	1,361,407	—	0.0%
Pre-tax income	39,771	39,645	(126)	-0.3%
Net income	25,086	24,990	(96)	-0.4%
Diluted net income per share	0.94	0.93	(0.01)	-0.7%

The impact of the errors on the September 30, 2014 Balance Sheet and Statement of Income (rollover method) are as follows (thousands):

	As Reported	If Corrected	Error $	Error %
Balance Sheet
Current assets	765,387	763,038	(2,349)	-0.3%
Total assets	1,194,606	1,192,257	(2,349)	-0.2%
Current liabilities	270,175	269,899	(276)	-0.1%
Total liabilities	412,105	411,829	(276)	-0.1%
Statement of Income
Net sales	1,398,352	1,397,088	(1,264)	-0.1%
Pre-tax income	89,411	87,083	(2,328)	-2.6%
Net income	69,491	68,011	(1,480)	-2.1%
Diluted net income per share	2.59	2.53	(0.06)	-2.2%

The impact of the errors on the December 31, 2014 Balance Sheet and Statement of Income (rollover method) are as follows (thousands):

	As Reported	If Corrected	Error $	Error %
Balance Sheet
Current assets	729,030	729,030	—	0.0%
Total assets	1,249,866	1,249,866	—	0.0%
Current liabilities	321,026	321,026	—	0.0%
Total liabilities	476,534	476,534	—	0.0%
Statement of Income
Net sales	318,488	319,752	1,264	0.4%
Pre-tax income	5,857	7,930	2,073	35.4%
Net income	5,152	6,437	1,285	24.9%
Diluted net income per share	0.19	0.24	0.05	26.2%

As noted in the tables above, none of the uncorrected errors, individually or cumulatively are over 3% of Cubic’s consolidated pretax income, with the exception of the impact on Q1 2015.  In addition, none of the uncorrected errors, individually or cumulatively by segment are over 3% of the operating income of each reportable segment to which the errors relate, with the exception of the impact on Q1 2015.

The correction of the errors in the first quarter of fiscal 2015 resulted in an adjustment that was approximately 35% of the first quarter pretax income. However, the Company believes that the materiality of this error should be considered in the context of the full year’s expected pretax income. The Company expects the errors that were corrected in the first quarter of fiscal 2015 to be less than 5% of pretax income in fiscal 2015 based upon its financial projections for the year, which it did not deem material. The errors do not change income to a loss or loss into income in any period above, including the first quarter of fiscal 2015 at either the consolidated level or at the segment operating income level, nor do the errors result in a change of earnings trend or other trends. Income in the first quarter of fiscal 2015 was significantly below consensus estimates for the quarter and if the errors were corrected in the appropriate periods, income in the first quarter of fiscal 2015 would continue to be significantly below consensus estimates.

Qualitative Analysis

In its qualitative analysis, Cubic referred to SAB 99, which states that quantifying the magnitude of a misstatement “is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” In addition, SAB 108 defines materiality as “The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” Ultimately, Cubic considered whether these errors, had they been corrected, and taken in the context of all the information available to investors, would have caused a reasonable person to consider the errors important.

In reference to the Audit Committee Investigation issue, the Company acknowledges that SAB 99 indicates “it is unlikely that it is ever “reasonable” for registrants to record misstatements or not to correct known misstatements — even immaterial ones — as part of an ongoing effort directed by or known to senior management for the purposes of managing earnings.”  In considering this guidance, the Company noted the following:

•                  As described above, the errors related to the Audit Committee Investigation were not directed by or known to Corporate management for the purposes of managing earnings.

•                  The significant level of oversight and controls performed by the Corporate accounting team over all the segments significantly limits the impact that decisions made by segment management can have on Cubic’s consolidated financial statements. As the earnings acceleration was driven by CGD Systems management with the goal of meeting internal targets, there is no indication that any actions were taken by management with the intent of misleading any external users of the financial statements.

•                  The errors resulting from the Audit Committee Investigation represented a de minims amount of only 0.8% of FY14’s pre-tax income.

•                  Although the process of reevaluating certain estimated costs to completion was inappropriate, CGD Systems financial management believed they were increasing the accuracy of the estimated costs as opposed to indiscriminately changing estimated costs that were not supportable. This was validated by activity in subsequent quarters that supported the reasonableness of many of the revised estimated costs to complete.

The Company also considered the following qualitative factors:

Concept	Relevance
Do the errors arise from items capable of precise measurement?

The Audit Committee Investigation issue related to changes in the estimated costs to complete certain projects, which is an inherent estimate in the application of the percentage of completion method. However, the identified errors were precise amounts based on the changes made by CGD Systems management during the close process.

The other immaterial errors resulted from items that are precise calculations.

Do the errors mask a change in earnings or other trends?

No. The errors do not result in a change in earnings or revenue growth trend. There were no periods that changed from an earnings to a loss position or vice versa as a result of the errors.

In regards to the CGD Systems disclosed segment information, the Audit Committee Investigation issue did not result in a change in earnings or a revenue growth trend (as segment revenue increased from $363 million in FY13 to $400 million in FY14 and segment operating income increased from $14.2 million in FY13 to $26.8 million in FY14).

Do the errors hide a failure to meet analyst expectations?

No. The errors would not have caused a failure to meet the consensus expectations for the annual or interim periods. Additionally, Cubic does not issue segment level guidance and although some analysts may project sales and operating profit by segments, the Company as a matter of policy does not comment on their analysis nor does the Company review their analysis prior to their publication.

Do the errors change a loss into income?	No. The errors did not change income to a loss or loss into income in any periods.
Do the errors concern a segment or significant portion of the business that is significant to the operations or profitability?

No. Although the errors are more material to the reportable segments than to the consolidated financial statements, the Company does not believe the errors have a significant impact on the segment disclosures.

The errors, individually and in aggregate, represent less than 3% of the operating income of the segment to which the errors relate, other than the correction of the errors in the first fiscal quarter of 2015 as noted above. The errors do not change segment income to a loss or loss into income in any period, nor do the errors result in a change of earnings trend or other trends of the segments.

In regards to CGD Systems disclosed segment information, the errors related to the Audit Committee Investigation issue had an impact of less than 5% of CGD Systems pretax income for fiscal year 2014. Also, the Company expects the errors related to the Audit Committee Investigation issue to be less than 5% of CGD Systems pretax income in fiscal 2015 based upon its financial projections for the year.

As a result the Company does not believe the users of the financials would consider the error to have a significant impact on the segment disclosures.

Do the errors affect compliance with regulatory requirements?	No. The Company is not aware of any compliance issues with regulatory requirements resulting from the Audit Committee Investigation or any of the other immaterial errors.
Do the errors affect compliance with loan covenants or other contractual requirements?	No. The errors do not impact compliance with loan covenants.

Do the errors increase management’s compensation?

The errors did not have a material impact on management compensation. It was estimated that segment management bonuses would have been reduced by $26,000 in FY 2014 without the error related to the Audit Committee Investigation issue.

Do the errors conceal an unlawful transaction?

No. The errors do not conceal an unlawful transaction. As part of the Audit Committee Investigation, there was no evidence that the adjustments were associated with or intended to conceal any unlawful transactions.

Do the errors have an impact on cash flows from operations?	No. The errors do not have an impact on cash flows from operations.
Is there a risk of undetected errors?

No.  The Corporate accounting team performed enhanced review procedures over CGD Systems projects as a result of the Audit Committee Investigation issue and at CTSL as a result of the above identified errors.

ASC 250-10-45-27 requires that “in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

Based on the quantitative and qualitative factors noted above, the Company concluded that the errors were not material to any given previously reported period or to the projected FY 2015 results.

Item 4.  Controls and Procedures, page 36

2.              SEC Comment: We see that you identified certain deficiencies in internal control as a result of the audit committee investigation.  Please discuss how you concluded that the deficiencies do not constitute a material weakness.  Please also tell us whether you identified any deficiencies as it relates to the other errors identified at December 31, 2014.

Cubic Response:

Prior to the filing of Cubic’s Form 10-Q for the quarterly period ended December 31, 2014 (filed May 18, 2015), management identified and documented its internal control assessment related to the Audit Committee Investigation and the other errors identified and disclosed in the Company’s Form 10-Q .  The Company’s responses provided to the Staff’s comments below are largely comprised of summaries of and excerpts from the Company’s previously documented assessment.

To evaluate the significance of the identified deficiencies, the Company first considered the actual errors as well as the potential misstatements in light of the Company’s materiality thresholds.  The Company also evaluated the identified deficiencies in the aggregate, considering geography, time period, individuals responsible for executing the controls, and whether a combination of these factors could cause the deficiencies to rise to the level of a material weakness.

Audit Committee Investigation

In connection with the Audit Committee Investigation, the Company determined that the following control deficiencies allowed for the inappropriate changes in estimated costs to complete to occur without being prevented or detected in a timely manner:

1)             Lack of sufficient review and supervision of the project’s estimated costs to complete (EAC) by Cubic financial management with sufficient education and experience to understand that changes should not be made to EAC’s in order to increase revenue and meet financial goals.

2)             Lack of sufficient training and education of CGD Systems financial and operating management to avoid the inappropriate segment earnings management practices noted above.

The Company believes that the control deficiencies above do not represent individually, or in aggregate a material weakness due to the compensating controls that exist. These compensating controls include:

•                  Requirement that for contracts with total estimated revenue of $3 million or more and with remaining estimated costs to complete greater than $1 million, the program manager is required to sign an assertion on a quarterly basis that states the EAC is correct to the best of his/her knowledge and belief.

•                  Review of EAC changes over $1 million by the Corporate accounting team during the quarterly subsidiary revenue recognition meetings.

•                  Participation in the monthly segment Financial Operating Reviews by the Corporate Controller and/or Assistant Corporate Controller.

•                  Review and assessment of changes in estimates by contract, by subsidiary, and by segment by the Corporate accounting team on a quarterly basis.

The Company concluded that there was a lack of sufficient review and supervision of the EAC’s by Cubic financial management with sufficient education and experience to understand that changes should not be made to EAC’s in order to increase revenue and meet financial goals. However, the Company believes that even though there was not sufficient review and supervision to prevent or detect these errors, the potential severity of this deficiency was mitigated by the significant level of review that did occur at the corporate level, as identified in the compensating controls listed above, and therefore did not rise to the level of a material weakness.

Based upon the results of the Audit Committee Investigation, the only instance of inappropriate changes to EAC’s in order to attempt to meet planned financial results that resulted in errors occurred in September 2014.  The total impact on revenue and operating income of these errors was $747,000. External counsel concluded that there was no indication that Cubic Corporate financial management was aware of or complicit with the inappropriate “re-assessment” of the estimated costs to complete as described in the Company’s response to the Staff’s first question.  Although these errors were below the review thresholds of the compensating controls noted above and were not identified during the September 2014 close, these errors were identified in the following fiscal quarter by the Corporate accounting team when the team was investigating the cause of the changes in EAC’s in the first quarter of fiscal 2015 in preparation for the subsidiary revenue recognition meetings described in the compensating controls above. The Company believes that this control, and the other controls described above, were designed and operating sufficiently that they would have prevented or detected errors of these types that were material to the consolidated financial statements.

The Company also considered what other decisions could be made by financial and operating management of CGD Systems that could have an impact on the financial statements, or what other actions could have intentionally been taken to inappropriately change financial results.

As an overarching control, the only areas that segment financial and operating management directly impact within the Company’s internal control structure is project accounting.  This includes revenues, costs, and the related balance sheets accounts such as A/R (billed, unbilled), inventory, and project cost accruals.  The majority of the Company’s accounting functions are handled centrally by the Corporate accounting department, which is independent of segment personnel and also serve as oversight to the segments.

As an example of this oversight, CGD Systems financial and operating management supervises personnel who are responsible for initially selecting the revenue recognition method that will be used to recognize revenue on each CGD Systems contract and for the mechanical calculations of revenue recognition. However, the Corporate accounting team, as well as the Corporate Controller and Assistant Controller have significant supervision and review of both the revenue recognition method selection and the revenue recognition calculations and processes. During the Audit Committee Investigation, there were no instances identified of any attempts to inappropriately recognize revenue by selecting an inappropriate revenue recognition method, or by misapplying or miscalculating revenue, other than those matters noted above. However, the Company considered whether its controls over such processes were sufficient that any material errors would be identified in a timely manner, and concluded that such controls are sufficient for such purposes. The controls considered and performed by the Corporate accounting team include the following:

•                  Review and supervision of the appropriate revenue recognition method for new contracts (including amendments, modifications, and other changes to contracts) of $1 million or higher applicable to all of the Company’s segments;

•                  Review of the calculation of revenue recognition by performing review procedures twice a quarter for all contracts over the following scopes: new projects over $1 million, projects with a change in contract value or change in estimated costs to complete over $1 million quarter or year to date, projects with fluctuations in revenues/costs/net income over $1 million quarter over quarter, and projects with negative revenues/costs/net income greater than $100,000 during the quarter.

•                  Review of other project related accounts such as fluctuations of certain components of EACs over $500,000 quarter over quarter, inventory balances (including capitalized contract costs) greater than $500,000 and changes in inventory balances greater than $500,000 quarter over quarter, reviewing negative or unusual percentage of completion trends for projects over $500,000, and unbilled accounts receivable credit balances greater than $500,000 and changes in balances greater than $500,000 quarter over quarter.

Based upon the procedures performed by the Corporate accounting team as well as the Corporate Controller and Assistant Controller, the Company concluded that internal controls over revenue recognition were sufficient that any material errors would be identified in a timely basis.

Accrued Payroll Adjustment

As a result of the identified error, the Company believes there was a deficiency in the operation of the control that was used to review the reconciliation of the related accounts.  The individuals reviewing the accounts should have used a greater level of precision and/or had a better understanding of the mechanics of the related accounting entries.  Additionally, the Company believes that the error slowly growing over time (as new employees started) contributed to the timeline of when the error was identified.

The Company believes that had the error been more significant, it would have been identified by other mitigating controls.  If the accrual continued to grow, the Company believes additional questions would have been raised during management’s review controls, which would have led to the identification of the error before it became material to Cubic’s consolidated financial statements. Had the amount become material to the consolidated financial statements, the controls regarding review of project labor and general and administrative labor would have identified the error.

Search for Unrecorded Liabilities

Corporate accounting management’s control environment identified these differences in the appropriate reporting period and as such there is no internal control impact.

Capitalized G&A Expense in Inventory

The error and related control deficiency were identified by management during the second quarter of fiscal 2015 (quarter ended March 31, 2015).  Cubic’s worldwide accounting and operational finance team has been provided training on the fact that G&A costs cannot be capitalized on non-US Federal Government contracts.  However, this policy was not understood by CTSL financial management, and the Corporate review of the inventory balances did not identify the error until the second quarter of fiscal 2015. As a result of the Company’s analysis of the error and the control deficiency, the following deficiency was identified:

•                  Lack of sufficient review and supervision of the inventory balances by Cubic financial management with sufficient education and experience to understand that G&A costs should not be capitalized in inventory.

Although the inventory balances were not reviewed at a sufficient level such that immaterial errors would be identified, the levels of review were sufficient to detect the error before the errors could grow to a material amount. In fact, the control was operating as designed and did detect these errors in the second quarter of fiscal 2015 before the error could grow to a material amount. The control that identified the error was as follows:

•                  As part of quarterly close process, the CTSL team reviews material inventory balances (greater than $500,000 and any changes in balances greater than $500,000) with the Corporate accounting team and the Worldwide CTS Controller.  During this process the CTSL team provides a description of the project inventory, an assessment of why it should be capitalized, and explanations for fluctuations in the inventory balance.

Since the Company’s management identified the error prior to it becoming material to the consolidated financial statements, and since the Company believes that the controls were appropriately designed and operated to do so, the Company believes the deficiency in internal control does not rise to the level of a material weakness as the error was identified before it became material.

Overstatement of Revenue on a Single contract

This error was discovered by the Corporate accounting team during the normal course of performing their assigned functions and controls. During the second quarter FY2015 (quarter ended March 31, 2015) aged accounts receivable review, the Corporate accounting team and subsidiary accounting management identified that revenue may have been inappropriately recognized related to certain amounts billed to the customer.  A detailed analysis was performed and it was determined that the error needed to be corrected and an adjustment was recorded.

The Company believes the existence of the prior period error is indicative of a deficiency in internal controls. The Corporate Technical Accounting team reviews, at least quarterly, unbilled accounts receivable balances and fluctuations in these balances greater than $500,000 and reviews the billed accounts receivable aging. These reviews identified the adjustment prior to it becoming material to the consolidated financial statements, therefore the Company believes it is indicative of a deficiency in internal control and does not rise to the level of a material weakness.

Aggregation of Deficiencies

The Company also considered guidance contained in paragraphs 62-70 of the Public Company Accounting Oversight Board Auditing Standard No. 5 (AS5).  The note to paragraph 65 of AS5 mentions that multiple control deficiencies that affect the same financial statement account balance or disclosure increase the likelihood of misstatement and may, in combination, constitute a material weakness, even though such deficiencies may individually be less severe.  Therefore, consideration should be given as to whether individual control deficiencies that affect the same significant account or disclosure, relevant assertion, or component of internal control collectively result in a material weakness.

The Company considered that while the errors related to the Audit Committee Investigation matter and the overstatement of revenue on a single contract both impacted revenue and accounts receivable, they related to different components of the Company’s internal controls and originated from two separate business segments.  The Company also noted that the accrued payroll error and the capitalized G&A expense in inventory issue relate to separate balance sheet accounts (inventory and accrued payroll), separate income statement accounts (G&A and cost of goods sold), and relate to separate components of the Company’s internal control structure.  The Company further considered whether these combinations of deficiencies might prevent prudent officials in the conduct of their own affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles, and concluded that they would not, given that the misstatements are not concentrated in a single segment, financial statement line item, or internal control assertion.

In addition, the Company concluded that the aggregation of deficiencies does not rise to the level of a material weakness, as there were compensating controls described above that reduced the magnitude of potential misstatement of both the annual and interim financial statements to amounts that were less than material. The Company concluded that a prudent official would conclude that the deficiencies noted above individually and in the aggregate would not be considered a material weakness for the reasons described above and due to the following considerations:

•                  Identification of fraud, whether or not material, on the part of senior management — The Company notes that there is no indication of fraud on the part of Corporate management in any of our identified errors.  Although the Audit Committee Investigation identified inappropriate actions taken by members of CGD Systems segment management, no member of Corporate management participated in, or had knowledge of the actions that led to the investigation.

•                  Restatement of previously issued financial statements to reflect the correction of a material misstatement — The Company does not believe that it is necessary to restate its financial statements as a result of any of the identified errors individually or in the aggregate as documented in the Company’s quantitative and qualitative assessment included in the response to the Staff’s first question.

•                  Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the Company’s internal control over financial reporting — Only the Accrued Payroll Liability Adjustment error was identified by the Company’s external auditors, all other errors described above were identified by the Company’s financial and accounting personnel while performing their control procedures as designed. However, as described above, the Company believes that despite the deficiencies in internal controls described above, the controls as they were designed and being operated, would have identified any material errors.

•                  Ineffective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company’s audit committee — The Company believes that its audit committee provides effective oversight. The Company also believes it has effective entity level controls, both at the senior management level and at the board level.

In light of these considerations, the Company does not believe that the accumulation of deficiencies rises to the level of a material weakness.

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on the Company’s behalf that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5405.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Scott N. Wolfe
Scott N. Wolfe, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc:             James R. Edwards, Cubic Corporation